Securities and Exchange Commission
Mail Stop 3561
CF/AD11
100 F St. NE
Washington, DC 20549-3561

Date November 1, 2005

Mr. George C. Platt
President and Chief Executive Officer
ViewCast.com, Inc.
17300 Dallas Parkway
Suite 2000
Dallas, TX 75248

   Re: **ViewCast.com, Inc.**
      Form 10-KSB/A for Fiscal Year Ended December 31, 2004
      Filed May 2, 2005
      File No. 0-29020

Dear Mr. Platt:

  We have completed our review of your Form 10-KSB/A and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director